EX-99.(p)(40)

II. Employee Conduct B. Investment Adviser Code of Ethics

Location: II. Employee Conduct

(from: Jul 11 2016)

Policy Statement:

All employees are expected to comply with the law and to meet high ethical standards when acting on behalf of QMA and in their personal conduct. The Code of Conduct prescribed for all employees is outlined in Prudential’s Ethics Policy, “Making the Right Choices.” In some instances, this policy may apply to the actions of household members. Failure to adhere to the standards of this policy, both in letter and spirit, may lead to serious disciplinary action, up to and including termination.

QMA, along with other Prudential investment advisers, adopted an Investment Adviser Code of Ethics in January, 2005, most recently amended January, 2009, which is applicable to all associates acting in an investment advisory capacity on behalf of any investment advisers within the enterprise. (See attached Code below)

Rule 204A-1 of the Advisers Act requires each federally registered investment adviser to adopt a written code of ethics designed to prevent fraud by reinforcing the principles that govern the conduct of investment advisory firms and their personnel. The Code of Conduct must also set forth specific requirements relating to personal securities trading activity including reporting transactions and holdings.

Responsibility:

All QMA associates are encouraged to read the Company’s Ethics Policy, “Making the Right Choices”

Associates must communicate all situations that compromise the ethical standards of the company as well as any concerns in ethical behavior to any one (or more) of the following for resolution:

1.	Management in your organization

2.	Human resources contact

3.	Compliance and/or legal contact

4.	Business ethics contact

5.	Global Business Ethics and Integrity hotline (800-752-7024)

03/05/18	For Internal Use Only	12

QMA Compliance Manual

If you have knowledge of or concern about an ethical, legal, or regulatory violation, you can raise your concerns without fear. Prudential will not engage in, nor tolerate retaliatory, threatening or harassing acts against any associate for reporting suspected unethical or illegal behaviors or practices.

Monitoring:

Annual IA Questionnaire: To ensure compliance with the guidelines outlined in the company’s ethics statement, QMA Compliance and the Ethics Office administer an annual Investment Advisor/Conflicts of Interest Questionnaire. The first part of this questionnaire is geared at preparing the QMA businesses’ annual investment advisory registration (Form ADV) filings with the SEC. These filings require that certain questions be answered on behalf of each investment advisor entity, its officers and associated employees. The second part of this questionnaire includes questions aimed at understanding both actual and apparent conflicts of interest, and fulfills associates’ disclosure requirements as outlined in Prudential’s Code of Ethics, “Making the Right Choices”. All QMA employees are required to complete the Investment Advisor Questionnaire during the annual distribution; however associates have a responsibility to adhere to Prudential’s values and guidelines and disclose any potential conflicts as they arise.

Annual Certification: Annually, all associates receive an electronic request to assert to their understanding of the Investment Adviser Code of Ethics, among other policies. The Corporate Compliance unit coordinates the annual process and maintains the required records.

New Hire Investment Advisor Questionnaire: Based on the annual investment advisor questionnaire, this form intends to identify actual or potential conflicts between PGIM employees’ personal lives and their employment with PGIM or related area. Unlike the annual questionnaire, this version is administered as new hires and transfers into PGIM attend PGIM Compliance Orientation (New Hire training).

Training: This policy and its requirements are covered in New Hire compliance training (QMA Compliance Orientation). QMA Compliance maintains logs of all attendees of new hire and annual training. QMA Compliance will follow up with new hires to ensure the timely receipt (typically within 10 business days following the training session) of the new hire acknowledgement forms. Corporate Compliance maintains the new hire (hard copy) and annual (electronic) certifications signed by associates.

03/05/18	For Internal Use Only	13

QMA Compliance Manual

Related Documents

Prudential’s Policies & Principles Manual

03/05/18	For Internal Use Only	14

IA Code of Ethics 1-11-16

Location: II. Employee Conduct >> II. Employee Conduct B. Investment Adviser Code of Ethics

(from: Jun 28 2017)

Quantitative Management Associates

INVESTMENT ADVISER CODE OF ETHICS

INTRODUCTION

Rule 204A-1 under the Advisers Act requires each federally registered investment adviser to adopt a written code of ethics (the “Code”) designed to prevent fraud by reinforcing the principles that govern the conduct of investment advisory firms and their personnel. In addition, the Code must set forth specific requirements relating to personal securities trading activity including reporting transactions and holdings.

Generally, the Code applies to directors, officers and employees acting in an investment advisory capacity who are known as Supervised Persons and, in some cases, also as Access Persons of the adviser. Supervised Persons covered by more than one code of ethics meeting the requirements of Rule 204A-1 will be subject to the code of the primary entity with which the Supervised Person is associated.

Employees identified as Supervised and Access Persons must comply with the Code. Compliance is responsible for notifying each individual who is subject to the Code. Supervised Persons must be provided and must acknowledge receipt of this Code and any amendments to the Code. They must also comply with the federal securities laws.

03/05/18	For Internal Use Only	15

GENERAL ETHICAL STANDARDS

Prudential holds its employees to the highest ethical standards. Maintaining high standards requires a total commitment to sound ethical principles and Prudential’s values. It also requires nurturing a business culture that supports decisions and actions based on what is right, not simply what is expedient.

It is the responsibility of management to make the Company’s ethical standards clear. At every level, employees must set the right example in their daily conduct. Prudential expects employees to be honest and forthright and to use good judgment. We expect them to deal fairly with customers, suppliers, competitors, and one another. We expect them to avoid taking unfair advantage of others through manipulation, concealment, abuse of confidential information or misrepresentation. Moreover, employees must understand the expectations of the Company and apply these guidelines to analogous situations or seek guidance if they have questions about conduct in given circumstances.

It is each employee’s responsibility to ensure that we:

•	Nurture a company culture that is highly moral and make decisions based on what is right.

•	Build lasting customer relationships by offering only those products and services that are appropriate to customers’ needs and provide fair value.

•	Maintain an environment where employees conduct themselves with courage, integrity, honesty and fair dealing at all times.

•	Ensure no individual’s personal success or business group’s bottom line is more important than preserving the name and goodwill of Prudential.

•	Regularly monitor and work to improve our ethical work environment.

Because Ethics is not a science, there may be gray areas. We encourage individuals to ask for help in making the right decisions. Business Management, Business Ethics Officers, and our Human Resources, Law and Compliance and Enterprise Ethics professionals are all available for guidance at any time.

03/05/18	For Internal Use Only	16